                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                     ------------------------------------

                        SCHEDULE 13D (AMENDMENT NO. 8)
                   Under the Securities Exchange Act of 1934

                     Family Steak Houses of Florida, Inc..
                     ------------------------------------
                               (Name of Issuer)

                    Common Stock, Par Value $.01 Per Share
                     ------------------------------------
                        (Title of Class of Securities)

                              CUSIP Number:  307059105

                              Glen F. Ceiley
                              Bisco Industries, Inc.
                              704 W. Southern Ave.
                              Orange, CA  92865
                              (714) 283-7140

                     ------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               January 30, 1998
                     ------------------------------------
            (Date of Event which Requires Filing of this Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: ( )





                               Page 1 of 11 Pages

                                 SCHEDULE 13D

CUSIP No. 307059105

      1. Name of Reporting Person

         Mr. Glen F. Ceiley

      2. Check the Appropriate Box if a Member of a group (a) (X)
                                                          (b) ( )
      3. SEC Use Only

      4. Source of Funds

         PF

      5. Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e) ( )

      6. Citizenship or Place of Organization

         U.S.A.

Number of      7. Sole Voting Power
Shares
Beneficially      112,470 shares of Common Stock
Owned By
Each           8. Shared Voting Power
Reporting
Person            1,515,945 shares of Common Stock (See Item 5)
With
               9. Sole Dispositive Power

                  112,470 shares of Common Stock

              10. Shared Dispositive Power

                  1,515,945 shares of Common Stock (See Item 5)

11. Aggregate Amount Beneficially Owned by Each Reporting Person

    1,628,415 shares of Common Stock (See Item 5)

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares                         ( )

13. Percent of Class Represented by Amount in Row (11)

    14.7%

14. Type of Reporting Person

    IN
                               Page 2 of 11 Pages

                                  SCHEDULE 13D

CUSIP No. 307059105

     1. Name of Reporting Person

        Bisco Industries, Inc.

     2. Check the Appropriate Box if a Member of a Group  (a) (X)
                                                          (b) ( )
     3. SEC Use Only

     4. Source of Funds

        WC

     5. Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)    ( )

     6. Citizenship or Place of Organization

        Illinois

Number of      7. Sole Voting Power
Shares
Beneficially      991,955 shares of Common Stock (See Item 5)
Owned By
Each
Reporting      8. Shared Voting Power
Person
With              0

               9. Sole Dispositive Power

                  991,955 shares of Common Stock (See Item 5)


              10. Shared Dispositive Power

                  0

11. Aggregate Amount Beneficially Owned by Each Reporting Person

    991,955 shares of Common Stock (See Item 5)

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares         ( )

13. Percent of Class Represented by Amount in Row (11)

    9.0%

14. Type of Reporting Person
    CO
                               Page 3 of 11 Pages

                                  SCHEDULE 13D

CUSIP No. 307059105

     1. Name of Reporting Person

        Bisco Industries, Inc. Profit Sharing and Savings Plan

     2. Check the Appropriate Box if a Member of a Group  (a) (X)
                                                          (b) ( )

     3. SEC Use Only

     4. Source of Funds

        00
     5. Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)   ( )

     6. Citizenship or Place of Organization

        U.S.A.

Number of       7. Sole Voting Power
Shares
Beneficially       523,990 shares of Common Stock (See Item 5)
Owned By
Each
Reporting       8. Shared Voting Power
Person
With               0

                9. Sole Dispositive Power

                   523,990 shares of Common Stock (See Item 5)

               10. Shared Dispositive Power

                    0

11. Aggregate Amount Beneficially Owned by Each Reporting Person

    523,990 shares of Common Stock (See Item 5).

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares   ( )

13. Percent of Class Represented by Amount in Row (11)
    4.7%

14. Type of Reporting Person
    EP
                               Page 4 of 11 Pages

Item 1.  Security and Issuer
         -------------------

         This Amendment No. 8 to Schedule 13D constitutes an amendment to the
Schedule 13D filed with the Securities and Exchange Commission on December 26, 1996 by Glen F. Ceiley ("Ceiley"), Bisco Industries, Inc. ("Bisco") and the Bisco Industries, Inc. Profit Sharing Plan (the "Plan") (collectively, the "Reporting Persons"), with respect to shares of common stock, $.01 par value per share (the "Shares"), of Family Steak Houses of Florida, Inc., a Florida corporation (the "Issuer") (the Schedule 13D, as previously amended, is referred to herein as the "Schedule"). Except as set forth herein, there has been no material change in the information set forth in the Schedule.


Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------
         Item 3 of the Schedule is amended as follows:

         Mr. Ceiley purchased directly 112,470 Shares for a total consideration of $75,042.36 from his personal funds. Bisco purchased 991,955 shares for a total consideration of $718,208.61. Bisco paid for such Shares from its working capital, including funds made available in the ordinary course of business under its working capital credit facility. The Plan purchased 523,990 shares for a total consideration of $297,902.64 using funds held in the Plan for investment purposes.

                              Page 5 of 11 Pages

Item 4.  Purpose of Transaction
         ----------------------

     The Reporting Persons have continued to acquire Shares to increase their equity position in the Issuer. The Reporting Persons presently consider the Shares an attractive investment and intend to review their investment on an ongoing basis. Such continuing review may result in the Reporting Persons acquiring additional Shares in the open market or in privately negotiated transactions, maintaining their holdings at current levels or selling all or a portion of their holdings in the open market or in privately negotiated transactions. Any such actions the Reporting Persons undertake will be dependent upon, among other things, the availability of Shares for purchase and the price levels of such Shares; general market and economic conditions; on-going evaluation of the Issuer's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; the availability of funds for the purchase of additional Shares; the actions of the management and Board of Directors of the Issuer; and other future developments.

     The Reporting Persons have made several efforts to acquire a more significant equity stake and to influence the management and direction of the Issuer, with a view toward proposing to the Issuer's Board of Directors strategic alternatives to improve the Issuer's performance and enhance shareholder value. Such efforts have included a tender offer for up to 2,600,000 Shares for $0.90 net per Share in cash (the "Offer"), which was commenced by Bisco on March 6, 1997. In response to the Offer, the Board of Directors of the Issuer took several actions including, among other things, adopting a "poison pill" and other anti-takeover measures. On April 30, 1997, Bisco commenced a solicitation of written consents from the holders of the Shares to take the certain actions that would facilitate the completion of the Offer. Bisco received written consents from the holders of approximately 45% of the outstanding Shares. However, because Florida law requires that action taken by written consent be approved by a majority of the outstanding Shares, Bisco's proposals were not adopted pursuant to the consent solicitation. Because the actions taken by the Issuer's Board of Directors made it impracticable for Bisco to complete the Offer, on September 26, 1997, Bisco terminated and withdrew the Offer.

     Since the withdrawal of the Offer, the Reporting Persons have attempted on several occasions to require the Issuer to call a special meeting of its shareholders to consider various proposals. Most recently, on January 7, 1998, the Reporting Persons delivered to the Issuer a written demand to convene a special meeting of its shareholders for the purposes of: (1) amending the Issuer's bylaws to provide that the Control Share Act shall not apply to control share acquisitions of the Shares, (2) removing three nonemployee members of the Issuer's Board of Directors (Joseph M. Glickstein, Jr., Richard M. Gray and Robert J. Martin), and (3) electing three nominees of Bisco as directors of the Issuer. The Issuer has refused to call such special meeting, and the Reporting Persons presently are considering what actions, if any, they may take to submit such proposals to the Issuer's shareholders for their consideration.

     The Issuer's Board of Directors has called a special meeting of shareholders to be held on February 24, 1998 for the limited purpose of amending the Issuer's Articles of Incorporation to effect a one-for-five reverse stock split of the Shares. On February 3, 1998, Bisco filed with the Securities and Exchange proxy materials for the purpose of soliciting proxies in opposition to the Issuer's Board of Directors to be used at the February 24, 1998 special meeting.

     The Reporting Persons have no present intention to seek to acquire the entire equity interest in the Issuer or to consummate a merger or other business combination transaction between the Issuer and the Reporting Persons or any of their affiliates. However, depending upon their ability to increase their ownership of Shares and their continuing assessment of the factors enumerated above (including the Issuer's financial condition, market conditions and the actions of the management and Board of Directors of the Issuer), the Reporting Persons may seek to propose an acquisition of all or part of the Issuer or another extraordinary corporate transaction involving the Issuer or the sale of a material amount of assets of the Issuer, or solicit proxies or consents for the election of one or more of their representatives as directors of the Issuer (including at the special meeting the Reporting Persons have requested the Issuer to convene). As part of their ongoing review, the Reporting Persons may have discussions with third parties, including other shareholders, or with management of the Issuer regarding any or all of the foregoing matters. There can be no assurance that the Reporting Persons (or any of their affiliates) will take any of the actions described above with respect to the Shares or the Issuer.

     Although the foregoing reflects activities presently contemplated by the Reporting Persons with respect to the Issuer, the foregoing is subject to change at any time. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


                               Page 6 of 11 Pages

Item 5.  Interest in Securities of the Issuer
         ------------------------------------
         Item 5 of the Schedule is amended as follows:

         (a) As of the close of business on January 30, 1998, the Reporting Persons owned in the aggregate, 1,628,415 Shares, which represent approximately 14.7% of the 11,081,000 Shares outstanding as of November 7, 1997 as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended October 1, 1997. In accordance with Rule 13d-5(b)(1) of the General Rules and regulations under the Securities Exchange Act of 1934, as amended, each of Mr. Ceiley, individually and as Trustee of the Plan, the Plan and Bisco may be deemed to have acted as a group and such group may be deemed to have acquired beneficial ownership of Shares beneficially owned by any of such persons.

         As of the close of business on January 30, 1998, Mr. Ceiley beneficially owned an aggregate of 1,628,415 Shares, of which 112,470 Shares were owned by Mr. Ceiley individually, 991,955 Shares were owned by Bisco, of which Mr. Ceiley is the sole stockholder and President, and 523,990 Shares were held by Mr. Ceiley as sole Trustee of the Plan.

         (b) Mr. Ceiley has the sole power to vote and dispose of the Shares which he owns individually and the power to vote and to dispose of the Shares owned by the Plan and Bisco.

         (c) Since December 31, 1997, the last day on which a transaction in the Shares by the Reporting Persons was reported on the Schedule 13D, The reporting persons purchased and sold Shares in the manner, in the amounts, on the dates and at the prices set forth on Schedule 1 attached hereto and incorporated herein by reference.

         (d) Not applicable

         (e) Not applicable


Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer.
         ---------------------------

         Not Applicable


Item 7.  Material to be Filed as Exhibits
         --------------------------------

         Not Applicable



                               Page 7 of 11 Pages

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  February 9, 1998



                           Glen F. Ceiley
                    --------------------------
                    Name:  Glen F. Ceiley



                               Page 8 of 11 pages

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  February 9, 1998



                         Bisco Industries, Inc.


                                Glen F. Ceiley
                          ---------------------------------
                          Name: Glen F. Ceiley
                          Title: President

                               Page 9 of 11 pages

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  February 9, 1998


                    Bisco Industries, Inc.
                    Profit Sharing And Savings Plan


                           Glen F. Ceiley
                    _______________________________
                    Name:  Glen  F. Ceiley
                    Title: Trustee



                              Page 10 of 11 Pages

                                   SCHEDULE 1


The Reporting Persons have engaged in the following transactions in Shares since December 31, 1997, the last day on which a transaction in the Shares by the Reporting Persons was reported on the Schedule 13D.

Transaction                    Number of       Price
   Date                         Shares      Per Share*    Purchaser
-----------                   -----------   -----------  -----------

1-5-98                            7,500      $.625        Bisco
1-7-98                            7,300       .625        Bisco
1-8-98                            5,500       .625        Bisco
1-12-98                           6,054       .625        Bisco
1-15-98                           4,354       .609375     Bisco
1-15-98                           6,146       .625        Bisco
1-16-98                           3,100       .609325     Bisco
1-21-98                           6,950       .625        Bisco
1-21-98                           2,000       .59375      Bisco
1-21-98                           1,750       .609375     Bisco
1-22-98                          10,000       .609375     Bisco
1-22-98                          12,000       .59375      Bisco
1-23-98                           4,000       .5625       Mr. Ceiley
1-23-98                           5,000       .5625       Bisco
1-23-98                           9,000       .578125     Bisco
1-23-98                           3,000       .5625       Bisco
1-26-98                           1,000       .546875     Plan
1-27-98                          10,000       .53125      Bisco
1-27-98                           3,000       .53125      Plan
1-29-98                             200       .515625     Bisco
1-30-98                           6,440       .515625     Bisco
1-30-98                          10,000       .50         Bisco


* Excluding commissions


                              Page 11 of 11 pages